August 21, 2025

Edmund Dunn
SVP, Corporate Controller
Monte Rosa Therapeutics, Inc.
321 Harrison Avenue, Suite 900
Boston, Massachusetts 02118

       Re: Monte Rosa Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 20, 2025
           File No. 001-40522
Dear Edmund Dunn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences